Exhibit 99.1

BATTLE MOUNTAIN GOLD INC.

300 – 1055 West Hasting Street, Vancouver, B.C. V6E 2E9 Canada	T. 604.331.8772 F. 604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES STRATEGIC INVESTMENT BY GOLD STANDARD VENTURES CORP.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – April 20, 2016 – Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”) (TSX-V: BMG) is pleased to announce it has entered into a letter agreement (the “Letter Agreement”) in respect of a non-brokered private placement (the “Private Placement”) to Gold Standard Ventures Corp. (“Gold Standard”) and certain other subscribers (the “Other Subscribers”). The Private Placement comprises two parts:

1.	the issuance to the Other Subscribers of up to a maximum of 5,000,000 common shares of Battle Mountain (“Common Shares”), in the aggregate, at CDN$0.35 per Common Share (the “Offer Price”); and
2.

the issuance to Gold Standard of units (“Units”) at the Offer price in such number that will result in Gold Standard owning 19.9% of the total issued and outstanding Common Shares upon completion of the Private Placement. Each Unit comprises one common share and one-half of one common share purchase warrant (each a “Warrant”). Each whole Warrant entitles Gold Standard to purchase one additional Common Share at a price of CDN$0.37 per Common Share for two years from the date of issue, and is subject to certain additional limitations as provided below.

If Battle Mountain issues the full 5,000,000 Common Shares to the Other Subscribers, Gold Standard will acquire 10,232,933 Units at a price of CDN$0.35 per Unit for a total combined subscription amount of CDN$5,331,547.55 under the Private Placement.

Upon completion of the Private Placement, and excluding shares issuable on exercise of the Warrants, Gold Standard will hold 19.9% of the issued and outstanding Common Shares of Battle Mountain.

Pursuant to the terms of the Warrants, Gold Standard will be prohibited from exercising the Warrants until the approval of the TSX Venture Exchange is received for Gold Standard to become a control person of Battle Mountain, including receipt of the required approval from shareholders of Battle Mountain.

Chet Idziszek, President and Chief Executive Officer of Battle Mountain commented, “This exciting strategic investment from Gold Standard will help Battle Mountain advance exploration at the Lewis Gold Project.”

Additional Details in Respect of Private Placement
A minimum of at least 75% of the proceeds of the Private Placement will expended on the further exploration of the Lewis Gold Project, and a maximum of 25% of the proceeds of the Private Placement will be used for general corporate and working capital purposes.

Closing of the Private Placement is targeted to occur on Friday, April 29, 2016, or such other date as may mutually agreed to by Battle Mountain and Gold Standard, and is subject to the approval of the TSX Venture Exchange. If the Closing has not occurred on or before May 10, 2016, either party may terminate the Letter Agreement and the Private Placement. Prior to Closing or termination of the Letter Agreement, Battle Mountain has agreed not to engage in any negotiation for the sale of any Common Shares or assets of Battle Mountain other than to Gold Standard or any of its affiliates.

Gold Standard’s Rights
Provided that Gold Standard holds not less than 7.5% of the Common Shares of Battle Mountain, Gold Standard will also have the following rights:

(a)	the right to appoint one nominee to the board of directors of Battle Mountain;
(b)	the right to appoint two members to a technical committee of Battle Mountain to be formed following closing of the Private Placement;
(c)

anti-dilution rights allowing it to maintain its equity ownership interest in Battle Mountain, and the right to participate in any future equity financings of Battle Mountain to acquire up to a 19.9% ownership position in Battle Mountain; and

(d)	a 30 day right of first offer if Battle Mountain wishes to enter into a joint venture or sale transaction involving its interests in the Lewis Gold Project.

In addition, Battle Mountain has agreed not to issue any Common Shares at a price of less than CDN$0.35 per Common Share for a period of six months following the Closing of the Private Placement.

Battle Mountain’s Rights
Pursuant to the Private Placement, Battle Mountain will also have the following rights:

(a)

for a period of 18 months from the Closing Date, at each and every meeting of shareholders, Gold Standard has agreed to vote its Common Shares of Battle Mountain in such manner as recommended in the management proxy circular prepared, filed and delivered to shareholders in respect of each such meeting; and

(b)

Gold Standard must give Battle Mountain prior written notice of its intention to sell more than 2% percent of Battle Mountain’s then issued and outstanding Common Shares in any 15 day period and, upon receipt of such notice, Battle Mountain will have five business days to designate the purchasers of all or any part of such Common Shares, failing which Gold Standard may thereafter sell any remaining Common Shares for an additional 45 days.

The Common Shares and Warrants issued in connection with the Private Placement will be subject to a four month hold period in accordance with applicable securities laws.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding the Private Placement and the terms thereof and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Battle Mountain’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, conditions in the capital markets, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.